EXHIBIT 3.2

CERTIFICATE OF CORRECTION TO THE

CERTIFICATE OF INCORPORATION

OF

MONEY4GOLD HOLDINGS, INC.

Money4Gold Holdings, Inc., a Delaware corporation, certifies that:

1.

The name of the corporation is Money4Gold Holdings, Inc.

2.

A Certificate of Amendment was filed by the Secretary of State of Delaware on August 26, 2008 and the Certificate of Amendment requires correction as permitted by Section 103(f) of the Delaware General Corporation Law.

3.

The inaccuracy or defect of the Certificate of Amendment is:

As a result of a scrivener’s error, the rights, preferences and limitations of the preferred stock was inadvertently omitted.

4.

Article 4 of the Certificate of Amendment is corrected to read as follows:

The total number of shares of stock, which this corporation is authorized to issue is: Two Hundred Million (200,000,000) shares of common stock, par value $.0001 per share, and Twenty-Five Million (25,000,000) shares of preferred stock, par value $.0001 per share.  The preferred stock shall have such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a Certificate of Designation as required by the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Correction as of the 5th day of November, 2008.

MONEY4GOLD HOLDINGS, INC.

By:	/s/ Daniel Brauser
Daniel Brauser, President and Chief Financial Officer